1801 California Street Suite 4900 Denver, CO 80202 303-830-1776 ____________ Facsimile 303-894-9239 www.pattonboggs.com

March 3, 2009	James J. Muchmore 303-894-6154 JMuchmore@pattonboggs.com

Ms. Tabatha Akins Staff Accountant U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549
Re:	Chembio Diagnostics, Inc.
Item 4.01 Form 8-K
Filed February 23, 2009
File No.: 000-30379

Dear Ms. Akins:

On behalf of Chembio Diagnostics, Inc. (the “Company”), this letter provides the Company’s response to the Staff’s comments in its letter dated February 25, 2009 concerning the Company’s Form 8-K filed on February 23, 2009 (the “Form 8-K”).  The responses below are numbered to correspond with the comments in the Staff’s letter.  All information in these responses was provided to us by the Company.

1.           Please amend your filing to make the following revisions to your disclosure:

a.	With respect to the third paragraph, please revise your disclosure to state “the application of accounting principles to a specified transaction, either completed or proposed”.

b.	The current disclosure omits the disclosures required under Item 304(a)(2)(ii) of Regulation S-K. Please amend your filing to include the required discussion under this guidance.

c.	Ensure that the original disclosures are included in the amended filing.

Response to Comment 1:

In response to the Staff’s comments, and based on telephonic discussions with the Staff, on February 27, 2009 the Company filed an Amended Form 8-K with the SEC. Subsequent to that filing, on March 2, 2009 the Company received additional telephonic comments from the Staff, and the Company filed Amendment No. 2 to Form 8-K/A on March 3, 2009 to incorporate the Staff’s March 2, 2009 comments.

2.           Upon amending your filing, please include as Exhibit 16, an updated letter from your former accountants, Lazar Levine & Felix LLP, as required by Item 304(a)(3) of Regulation S-K.  Please ensure that your former accountants date their letter.

Response to Comment 2:

When the Company filed its Amendment No. 2 to Form 8-K/A on March 3, 2009, it included as Exhibit 16 a letter dated March 3, 2009 from its former accountants, Lazar Levine & Felix LLP, as required by Item 304(a)(3) of Regulation S-K.

Ms. Tabatha Akins
March 3, 2009

In connection with the Company’s Amendment No. 2 to Form 8-K/A, the Company acknowledges the following:  (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Amendment No. 2 to Form 8-K/A; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Amendment No. 2 to Form 8-K/A; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you wish to discuss any of these matters, please contact me at (303) 894-6154.

Very truly yours,

PATTON BOGGS LLP

By:  /s/ James J. Muchmore
       James J. Muchmore

JJM:vr